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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

500648100

(Cusip Number)

Wilson Point Holdings, LP
Cubs Management, LLC
Mary Jaharis
c/o Steven K. Aronoff, P.C.
475 Park Avenue South, 23rd Floor
New York, New York 10006
(212) 889-9250

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500648100			Page 2 of 10

1.	Name of Reporting Person: WILSON POINT HOLDINGS, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,841,649

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,841,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 3 of 10

1.	Name of Reporting Person: CUBS MANAGEMENT, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,841,649

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,841,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 4 of 10

1.	Name of Reporting Person: Mary Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 67,754

		8.	Shared Voting Power: 1

		9.	Sole Dispositive Power: 67,754

		10.	Shared Dispositive Power: 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.18%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100	Page 5 of 10

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to common stock, par value $.01 per share (the “Common Stock”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

Wilson Point Holdings, LP; Cubs Management, LLC; and Mary Jaharis

(b)	Address of Principal Business Office or if None, Residence:

For each filer: c/o Steven K. Aronoff, P.C. 475 Park Avenue South 23rd Floor New York, New York 10016

(c)	Mary Jaharis is not currently employed and has no current occupation.

(d)	During the last five years, none of the filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

Item 3. Source and Amount of Funds or Other Consideration.

     Mary Jaharis received, as a bona fide gift from her spouse, Michael Jaharis, a convertible Replacement Note in the principal amount of $25 million (the “$25 Million Note”) issued by the Issuer, which Note was convertible into approximately 5,091,649 shares of Common Stock. Mary Jaharis subsequently gifted the $25 Million Note for no consideration to Wilson Point Holdings, LP, a limited partnership whose general partner is Cubs Management, LLC. Mary Jaharis was the sole member and manager of Cubs Management, LLC. On November 25, 2003, Wilson Point Holdings, LP converted $6,137,500 of the $25 Million Note into 1,250,000 shares of Kos’ common stock and then sold these shares in a public offering. On December 31, 2003, the remainder of the $25 Million Note was converted into 3,841,649 shares of Kos’ common stock. On February 10, 2004, Mary Jaharis resigned as the sole manager of Cubs Management, LLC. On February 12, 2004, Mary Jaharis gifted her membership interests in Cubs Management, LLC in equal portions to her children, Steven Jaharis and Kathryn Jaharis, for no consideration. As a result, Mary Jaharis is currently the beneficial owner of less than 5% of the Company’s outstanding shares.

CUSIP No. 500648100	Page 6 of 10

Item 4. Purpose of Transaction.

     Mary Jaharis received the $25 Million Note as a gift from her spouse, Michael Jaharis. Mary Jaharis subsequently gifted the $25 Million Note for no consideration to Wilson Point Holdings, LP. Wilson Point Holdings, LP held the $25 Million Note for investment purposes and now holds the remaining converted shares for investment purposes. None of the filers has any plans or proposals which related to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; and changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or any actions similar to those described above.

Item 5. Interest in Securities of the Issuer.

(1)(a)	Number of shares beneficially owned by Wilson Point Holdings, LP:

3,841,649 (10.4% of the Common Stock)

(1)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

3,841,649

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,849

(1)(c)	Wilson Point Holdings, LP has not engaged in any transactions in the Common Stock during the past 60 days, except as described herein.

(1)(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Wilson Point Holdings, LP, except for the members and managers of Cubs Management, LLC.

CUSIP No. 500648100	Page 7 of 10

(2)(a)	Number of shares beneficially owned by Cubs Management, LLC:

3,841,649 (10.4% of the Common Stock)

(2)(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

3,841,649

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,849

(2)(c)	Cubs Management, LLC has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(2)(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cubs Management, LLC, except for the members and managers of Cubs Management, LLC.

(3)(a)	Number of Shares beneficially owned by Mary Jaharis:

67,755 (0.18% of the Common Stock)

(3)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

67,754

(ii)	Shared power to vote or to direct the vote:

1

(iii)	Sole power to dispose or to direct the disposition of:

67,754

(iv)	Shared power to dispose or to direct the disposition of:

1

     Mary Jaharis holds 67,754 shares of Common Stock of record. She shares voting and dispositive power with her spouse, Michael Jaharis, with respect to one share of Common Stock held jointly by them.

CUSIP No. 500648100	Page 8 of 10

(3)(c)	As of February 12, 2004, Mary Jaharis had not engaged in any transactions in the Common Stock during the past 60 days.

(3)(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Common Stock beneficially owned by Mary Jaharis.

(3)(e)	Mary Jaharis ceased to be a beneficial owner of more than five percent of Kos’ Common Stock on February 12, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Wilson Point Holdings, LP, Cubs Management, LLC, and Mary Jaharis do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement between Wilson Point Holdings, LP and Cubs Management, LLC and Mary Jaharis.

CUSIP No. 500648100	Page 9 of 10

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2004.

WILSON POINT HOLDINGS, LP

By: Cubs Management, LLC, its General Partner

By: /s/ Lawrence B. Copperman as attorney in fact

Steven Jaharis, Manager By Lawrence B. Copperman as attorney in fact

CUBS MANAGEMENT, LLC

By: /s/ Lawrence B. Copperman as attorney in fact

Steven Jaharis, Manager By Lawrence B. Copperman as attorney in fact

/s/ Lawrence B. Copperman as attorney in fact

Mary Jaharis By Lawrence B. Copperman as attorney in fact

CUSIP No. 500648100	Page 10 of 10

EXHIBIT A

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 19th day of February, 2004.

Dated: February 19, 2004.

WILSON POINT HOLDINGS, LP

By: Cubs Management, LLC, its General Partner

By: /s/ Lawrence B. Copperman as attorney in fact

Steven Jaharis, Manager By Lawrence B. Copperman as attorney in fact

CUBS MANAGEMENT, LLC

By: /s/ Lawrence B. Copperman as attorney in fact

Steven Jaharis, Manager By Lawrence B. Copperman as attorney in fact

/s/ Lawrence B. Copperman as attorney in fact

Mary Jaharis By Lawrence B. Copperman as attorney in fact